Mail Stop 6010

      June 3, 2005




Mr. Charles J. Novak
Principal Financial and Accounting Officer
1850 Research Park Drive
Davis CA 95161-4884

	RE:	Integrated Surgical Systems, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		Filed 4/15/05
		File No. 1-12471

Dear Mr. Novak:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the period ending December 31, 2004

Management`s Discussion and Analysis or Plan of Operation - page 9

Liquidity - page 11

1. In view of the uncertainties concerning the continued existence as a going concern, the filing should contain a reasonably detailed description of management`s specific viable plans intended to mitigate the effect of such conditions and management`s assessment of the likelihood that such plans can be effectively implemented. Those elements of the plan that are particularly significant or critical to overcoming the present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your ability (or inability) to generate sufficient cash to support its operations during the twelve-month period following the date of the most recent balance sheet presented.
You should describe the plan in both the management`s discussion and analysis of liquidity and the notes to the financial statements. Refer to Regulation S-B Item 303.

Item 8A. Controls and Procedures - page 20

2. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as described."
Given
the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Note 1. Description of Business and Basis of Presentation - page
38

3. Please explain the accounting for the liquidation proceedings for
Innovative Machines International, S.A.   Is the liquidation
complete? If not, when do you anticipate completion? Will this significantly impact your financial statements? Please advise.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3554 with any other questions.


								Sincerely,



								Angela J. Crane
								Accounting Branch Chief

??

??

??

??

Charles J. Novak
Integrated Surgical Systems, Inc.
June 3, 2005
Page 3